CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED

2007 OCT 25 P 2:17

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/1918/07/LTR

22 October 2007

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

07027549

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 11 October 2007 (*Notification on New Subsidiaries*);
- 16 October 2007 (*Notification on Subsidiaries and Associated Companies*);
- 17 October 2007 (*New Release – CDL Expands Global Footprint into Russia with US$125m Venture)*
- 17 October 2007 (*Scheduled date for release of the Third Quarter 2007 Financial Results*).

Yours faithfully

ENID LING
Manager
(Corporate Secretarial Services)

PROCESSED
OCT 30 2007
THOMSON FINANCIAL

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)
Ms Catherine Loh

EL/kw

10/29

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	11-Oct-2007 17:18:18
Announcement No.	00068

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Notification on New Subsidiaries
Description	Please see attached.
Attachments:	Incorporation_of_Subsidiary.pdf Total size = **25K** (2048K size limit recommended)

CITY DEVELOPMENTS LIMITED (Co. Reg. No. 196300316Z)

NOTIFICATION ON NEW SUBSIDIARIES

The Board of Directors of City Developments Limited (the "Company") wishes to announce that:

1. Singapura Developments (Private) Limited ("SDPL"), a wholly-owned subsidiary of the Company, has incorporated a wholly-owned subsidiary known as Cosmic Land Limited ("Cosmic Land").

   Information relating to Cosmic Land is as follows:

Name of company	:	Cosmic Land Limited
Date & country of incorporation	:	17 September 2007 Cayman Islands
Issued share capital	:	US$2 comprising 2 shares of US$1 each
Principal activity	:	Investment holding

2. Cosmic Land has, on 20 September 2007, acquired 1 ordinary share in Vision King Limited ("Vision King") for a consideration of HK$1. Vision King in turn has a wholly-owned subsidiary, Tianjin Trophy Real Estate Co., Ltd. ("Tianjin Trophy"). Information relating to both Vision King and Tianjin Trophy are as follows:

(a) Name of Company	:	Vision King Limited
Date & country of incorporation	:	12 June 2006 Hong Kong
Issued share capital	:	HK$1 comprising 1 share of HK$1 each
Principal activity	:	Investment holding
(b) Name of Company	:	Tianjin Trophy Real Estate Co., Ltd.
Date & country of incorporation	:	19 June 2007 People's Republic of China
Registered capital	:	US$37,500,000
Principal activity	:	Property investment

By Order of the Board

Enid Ling Peek Fong
Company Secretary

Date: 11 October 2007

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	16-Oct-2007 12:37:53
Announcement No.	00032

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Notification on Subsidiaries and Associated Companies
Description	Please see attached.
Attachments:	CDL-Notification.pdf Total size = **25K** (2048K size limit recommended)

CITY DEVELOPMENTS LIMITED (Co. Reg. No. 196300316Z)

NOTIFICATION ON SUBSIDIARIES AND ASSOCIATED COMPANIES

The Board of Directors of City Developments Limited ("CDL" or the "Company") wishes to announce that:

(A) INCORPORATION OF SUBSIDIAIRES

(1) The Company has incorporated a wholly-owned subsidiary known as Southwaters Investment Pte. Ltd. ("Southwaters").

Information relating to Southwaters is as follows:

Name of company	:	Southwaters Investment Pte. Ltd.
Date & country of incorporation	:	8 October 2007 Singapore
Issued share capital	:	$2
Principal activity	:	Property developer and investment holding

(2) Southwaters has in turn, incorporated a wholly-owned subsidiary known as Glades Properties Pte. Ltd. ("Glades").

Information relating to Glades is as follows:

Name of company	:	Glades Properties Pte. Ltd.
Date & country of incorporation	:	8 October 2007 Singapore
Issued share capital	:	$2
Principal activity	:	Property developer and investment holding

(B) STRIKING OFF OF ASSOCIATED COMPANIES

Myungdong (Labuan) Holdco I Private Limited and Myungdong (Labuan) Holdco II Private Limited, both indirect associated companies of Citydev (Labuan) Holdings Limited, which in turn is a wholly-owned subsidiary of the Company, were struck off from the register of the Labuan Offshore Financial Services Authority with effect from 7 June 2007 pursuant to Section 151(4) of the Offshore Companies Act 1990.

(C) CHANGE IN SHAREHOLDING IN SUBSIDIARY - Millennium & Copthorne Hotels plc

City Developments Limited's deemed interest in Millennium & Copthorne Hotels plc ("M&C") held through its subsidiaries, Singapura Developments (Private) Limited, Reach Across International Limited and City e-Solutions Limited, has increased to 157,577,311 shares or 53.168% of M&C's issued share capital following the allotment on 10 October 2007 of a total of 652,921 new shares of 30 pence each in M&C to the said subsidiaries pursuant to their election under the Scrip Dividend Option of M&C to receive new shares based on a value of 499.75 pence per share rather than cash in respect of the interim cash dividend of 2.08 pence per share for the year ending 31 December 2007 declared by M&C.

By Order of the Board

Enid Ling Peek Fong
Company Secretary
Date: 16 October 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	17-Oct-2007 17:22:22
Announcement No.	00053

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release - CDL Expands Global Footprint into Russia with US$125m Venture
Description	Please find attached the news release on the above matter issued by City Developments Limited on 17 October 2007.
Attachments:	Press_Release_171007.pdf Total size = **32K** (2048K size limit recommended)

CITY DEVELOPMENTS LIMITED

NEWS RELEASE

17 October 2007

CDL EXPANDS GLOBAL FOOTPRINT INTO RUSSIA WITH US$125m VENTURE

Property pioneer City Developments Limited (CDL) has expanded its global footprint with a US$125-million joint venture involving among other things, a hotel and conference and business facilities in Russia.

On 17 October 2007, CDL signed an agreement to take a 50% stake in Soft Proekt, which owns the Iris Congress Hotel and a 9-storey serviced apartment building in Moscow. Holding the other 50% stake in Soft Proekt is Golden Orchard Hotels Pte Ltd which is linked to Dr Sudhir Gupta, Founder and Chairman of Amtel Group of Companies. The 8-storey Iris Congress Hotel has more than 200 rooms and comprehensive facilities including 13 conference rooms, three bars and restaurants, a fitness club and swimming pool.

The joint venture also plans to build a mixed-use development complex on a vacant plot of land adjoining the existing hotel. The complex will include conference & business facilities, food & beverage areas and a car park. Details are still being finalised.

The combined land area of the site of the joint venture is a sizeable 26,714 square metres and is located along Korovinskoye Chaussee, about 15km north of Moscow city centre and 16km southeast of Sheremetyevo Airport. This location enjoys a strong pull of guests and tenants due to its proximity to the international airport and the surrounding business parks. A third terminal is being added to the Sheremetyevo airport to accommodate an increasing traffic volume.

There are plans for CDL's London-listed subsidiary, Millennium & Copthorne Hotels plc (M&C), to operate and manage the hotel which is likely to be re-positioned as a Copthorne property.

Mr Kwek Leng Beng, CDL Executive Chairman said: "Russia is fast becoming an important East European market and Moscow is the perfect place to establish our first footprint in this rapidly developing city. There is strong interest in the tourism and business sectors so it a good time to invest in the hospitality and real estate sectors."

"Combined with the local knowledge of our partner, we hope to value-add and enhance the standards of the facilities in the properties to maximise the potential of the developments in the joint venture. We look forward in great anticipation to exploring further opportunities in our investments and developments in Russia and Eastern Europe," added Mr Kwek.

Dr Sudhir Gupta, Founder and Chairman of the Amtel Group of Companies was born in India, moved to Russia to study before getting a Ph.D. in agricultural chemistry there. He started a tyre company in Moscow and eventually acquired a Dutch company to form Amtel-Vredestein.

Dr Sudhir Gupta, who is in Singapore for the signing of the agreements, said, "We are pleased to partner with CDL, a leading international real estate development and investment company. We are confident that with CDL's proven track record in managing award-winning serviced residences around the world, we can set higher standards for the hospitality sector in Russia."

Moscow is experiencing an acute shortage of hotel rooms due to its economic boom. Revenue per room growth (RevPar) in 2006, a measure of a hotel's main revenue, is one of the highest in Europe.

This has brought the sector's overall Average Daily Rate (ADR) to more than US$270 per room night. Overall occupancy rates for 3- and 4-Star hotels in 2006 averaged above 70% across the different seasons. With a greater demand than supply, the current hotel sector in Moscow is generally under-supplied and is thereby experiencing the benefits of high room rates and occupancy. Bearing this in mind, CDL strongly believes that there is a ready and strong market of hotel guests who are willing and able to spend on upscale accommodation.

About City Developments Limited

City Developments Limited (CDL) is an international property and hotel conglomerate involved in real estate development and investment, hotel ownership and operations and provision of hospitality solutions.

It boasts a presence in over 20 countries with more than 250 subsidiaries and associated companies together with five listed companies on the stock exchanges of Hong Kong, London, New Zealand, Philippines and Singapore. Backed by a track record of some 20,000 luxurious and quality homes to its name, CDL's properties are synonymous with prestige, good value, outstanding quality and a choice investment.

It is recipient of many international awards such as the FIABSCI Prix d'Excellence and has forged an enviable reputation as an eco-friendly company. Like CDL, M&C is also a member of the Hong Leong Group, one of Singapore's largest local private sector conglomerates. M&C is the largest hotels group in Asia outside China owning and operating over 110 hotels in 17 countries.

There are three brands under M&C – Millennium, Copthorne and Kingsgate. The Millennium deals with upscale and deluxe properties, the Copthorne brand caters to the mid-management corporate while the Kingsgate brand is favoured by budget-conscious travellers. Soon to be launched, the Grand Millennium brand is located in key cities and is the most prestigious and luxurious hotel brand under the M&C umbrella.

*****

For more information, please contact:

Michelle Choh
Manager, Corporate Communications
City Developments Limited
(Regn No: 196300316Z)
Tel: 64289 313

Cassandra Kong
Assistant Manager, Group Corporate Affairs
Hong Leong Group Singapore
DID: 6428 9306
Email: casskong@cdl.com.sg

Gerry de Silva
Head, Group Corporate Affairs
Hong Leong Group Singapore
DID: 6428 9308
Email: gerry@cdl.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	17-Oct-2007 17:27:57
Announcement No.	00057

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Scheduled date for release of the Third Quarter 2007 Financial Results
Description	City Developments Limited will be announcing its third quarter results for the 3 months ended 30 September 2007 and 9 months ended 30 September 2007 on 14 November 2007. By Order of the Board Enid Ling Peek Fong Company Secretary Date: 17 October 2007
Attachments:	Total size = **0** (2048K size limit recommended)

END